UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                             Mylan Laboratories Inc.
                                (Name of Issuer)

                     Common Stock, par value $.50 per share
                         (Title of Class of Securities)

                                    628530107
                                 (CUSIP Number)

                              Keith Schaitkin, Esq.
                            Associate General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4380

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 27, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

Item 1.  Security and Issuer

         This Schedule 13D filed by the Registrants with the U.S. Securities and Exchange Commission on September 7, 2004 as amended on September 17, 2004, November 1, 2004, November 19, 2004, November 22, 2004, December 17, 2004, and February 22, 2005 relates to the common shares, $.50 par value (the "Shares"), of Mylan Laboratories Inc., a Pennsylvania corporation (the "Issuer") is amended to furnish information as set forth herein. All capitalized terms not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D.


Item 4.  Purpose of Transaction

         Item 4 is hereby amended to add the following:

         On February 27, 2005, High River notified the Issuer of its intention to propose the nomination of a slate of directors for election at the forthcoming 2005 annual meeting of the Issuer's stockholders by delivering a fax notice thereof to the Issuer. On February 28, 2005, High River delivered the same notice to the Issuer via hand delivery. A copy of the notification letter delivered to the Issuer is attached hereto as Exhibit 1. A copy of the form of consent executed by each nominee of High River and delivered to the Issuer as part of the notification letter is attached hereto as Exhibit 2. A copy of a press release issued today on February 28, 2005 by Mr. Icahn is attached hereto as Exhibit 3.


SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO SOLICITATION OF PROXIES BY MR. ICAHN AND HIS AFFILIATES FROM THE STOCKHOLDERS OF MYLAN LABORATORIES INC. FOR USE AT ITS ANNUAL MEETING (A) WHEN AND IF THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION, AND (B) WHEN AND IF COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WHICH WILL BE MAILED TO STOCKHOLDERS OF MYLAN LABORATORIES INC. AND WILL BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV.

Item 6.  Contracts, Arrangements, Understandings or
         Relationship with Respect to Securities of the Issuer

         Except as described herein, including in the exhibits hereto, none of the Registrants has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

1. Notification Letter from High River to the Issuer dated February 27, 2005.

2. Form of Nominee Consent.

3. Press Release dated February 28, 2005.

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 28, 2005

BARBERRY CORP.


By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory


HOPPER INVESTMENTS LLC
By:      BARBERRY CORP., Sole Member



         By:      /s/ Edward E. Mattner
                  Name: Edward E. Mattner
                  Title: Authorized Signatory


HIGH RIVER LIMITED PARTNERSHIP
By:      HOPPER INVESTMENTS LLC, General Partner
         By:      BARBERRY CORP., Sole Member



                  By:      /s/ Edward E. Mattner
                  Name: Edward E. Mattner
                  Title: Authorized Signatory



/s/ Carl C. Icahn
-----------------
CARL C. ICAHN


/s/ Gail Golden
GAIL GOLDEN





    [Signature Page of Amendment No. 7 to Schedule 13D with respect to Mylan]

                                                                      EXHIBIT 1

                         High River Limited Partnership
                           c/o Icahn Associates Corp.
                          767 Fifth Avenue, 47th Floor
                               New York, NY 10153




                                                              February 27, 2005



VIA FACSIMILE AND HAND DELIVERY

Office of the Secretary
Mylan Laboratories Inc.
1500 Corporate Drive
Canonsburg, Pennsylvania 15317


Re: Shareholder's Notice of Intent to Nominate Persons
    ---------------------------------------------------
    for Election as Directors of Mylan Laboratories Inc.
    ----------------------------------------------------


Ladies and Gentlemen:

         High River Limited Partnership ("High River") hereby submits this notice (this "Notice") on the date hereof pursuant to the requirements (the "Bylaw Requirements") set forth in Article II, Section 2.03 of the Second Amended and Restated Bylaws, As Amended, adopted as of October 24, 2002, and amended on June 19, 2003, October 28, 2003 and February 18, 2005, and filed as
Exhibit 3.1 to the Form 8-K filed with the Securities and Exchange Commission (the "SEC") on February 22, 2005 (the "Bylaws") of Mylan Laboratories Inc. (the "Corporation" or "Mylan").

         High River's record address is One Wall Street Court, Suite 980, New York, NY 10005. High River is the record owner of 100 shares of common stock, par value $0.50 per share, of the Corporation ("Common Stock"). High River is the beneficial owner of 26,291,400 shares of Common Stock (the "Shares").

         High River hereby represents that it intends to appear in person or by proxy at the 2005 annual meeting of shareholders of the Corporation (the "Annual Meeting") to nominate for election as directors of the Corporation the following persons (each, a "Nominee" and collectively, the "Slate"):

                  Sumner Alan Baye
                  Joseph A. Corella
                  Alexander Denner
                  Harold First
                  Carl C. Icahn
                  Vincent J. Intrieri
                  Peter S. Liebert
                  Keith Meister
                  James L. Nelson
                  Auguste E. Rimpel, Jr.
                  Charles Woler

         Pursuant to Section 2.01 of the Bylaws, the number of directors constituting the full Board of Directors (the "Board") "shall be such number, not less than three, as shall be fixed by the Board or the shareholders" of the Corporation. As of the date hereof, to the knowledge of High River, the full Board consists of eleven (11) directors. If, for any reason, more than eleven
(11) directors are to be elected at the Annual Meeting, High River intends to nominate additional persons (each, an "Additional Nominee") such that High River will nominate a slate of persons sufficient to constitute the full Board. Additionally, if, for any reason, any Nominee or Additional Nominee is unable to stand for election at the Annual Meeting, High River intends to nominate a person in the place of such Nominee or Additional Nominee (a "Substitute"). In either event, High River at the earliest practicable time will give notice to the Corporation of any Additional Nominee or Substitute.

         Pursuant to the Bylaw Requirements, the following is a description of all arrangements or understandings between or among High River and each Nominee and any other person or persons pursuant to which High River will nominate each Nominee. High River has entered into a standard letter agreement (a "Nominee Agreement") with each Nominee. The following description of the Nominee Agreement is qualified in its entirety by reference to the form of Nominee Agreement attached hereto as Annex A.

         The provisions of the Nominee Agreement include, among other things:

o The Nominee's acknowledgement that he has agreed to become a member of the Slate to stand for election as director of the Corporation in connection with a proxy contest with management of the Corporation in respect of the election of directors of the Corporation at the Annual Meeting.

o High River's agreement to pay the costs of the proxy contest.

o High River's agreement to indemnify each Nominee from and against any losses incurred by any Nominee arising from such Nominee's role as a nominee on the Slate, with certain exceptions.

         Pursuant to the Bylaw Requirements, certain information about each Nominee is set forth in Annex B.

         Pursuant to the Bylaw Requirements, the written consent of each Nominee to being named as a nominee and to serve as a director of the Corporation if elected is attached as Annex C. If the Corporation requests original signed statements of consent, High River will provide them.

         Pursuant to the Bylaw Requirements, certain information relating to High River is set forth in the body of this Notice, Annex B and/or Annex D.

         The Annexes and all attachments thereto are hereby incorporated into and made a part of this Notice. Accordingly, all matters disclosed in any part of this Notice, including the Annexes and all attachments thereto, should be deemed disclosed for all purposes of this Notice. All upper case terms appearing in the Annexes and all attachments thereto that are not defined in such Annexes and attachments shall have the meanings given in the body of this Notice, Annex B and/or Annex D, as applicable.

         Neither the delivery of this Notice in accordance with the Bylaw Requirements nor any delivery by High River of additional information to the Corporation from and after the date hereof shall be deemed to constitute an admission by High River or any of its affiliates that such delivery is required or as to the legality or enforceability of the Bylaws or any other matter, or a waiver by High River or any of its affiliates of its right to contest or challenge, in any way, the enforceability of the Bylaws or any other matter.

                            [Signature page follows]

                                  Very truly yours,


                                  High River Limited Partnership
                                  By:  Hopper Investments LLC,
                                           its General Partner
                                  By:  Barberry Corp., its Sole Member

                                  By:  /s/ Edward E. Mattner
                                  Edward E. Mattner
                                  Authorized Signatory





























          [Signature page to Shareholder's Notice of Intent to Nominate Persons for Election as Directors of Mylan Laboratories Inc.]

                                                                        ANNEX A


                       [Form of Nominee Agreement follows]

                         High River Limited Partnership



                                                            _____________, 2005



Dear Mr./Ms. ____________:



         This will confirm our understanding as follows:


         1. You have  agreed  to  become a member  of a slate of  nominees  (the
"Slate") to stand for election as directors of Mylan Laboratories, Inc. ("MYLAN") and to serve as a director of MYLAN if elected. You understand that High River Limited Partnership ("High River") intends to nominate you in connection with a proxy contest (the "Proxy Contest") with management of MYLAN in respect of the election of directors of MYLAN at the Annual Meeting of Shareholders of MYLAN (the "Annual Meeting"), expected to be held in 2005, or a special meeting of shareholders of MYLAN called for a similar purpose (a "Special Meeting").

         2. High River agrees to pay the costs of the Proxy Contest.

         3. You understand that, under the Bylaws of MYLAN, it may be difficult, if not impossible, to replace a nominee who has agreed to serve on the Slate and later decides not to seek election. Accordingly, the Slate is relying upon your agreement to seek election at the Annual Meeting or Special Meeting and to serve as a director if elected. You are being supplied with a questionnaire in which you will provide information necessary for High River to give the required notice to MYLAN and to prepare the proxy solicitation materials to be sent to shareholders of MYLAN and filed with the Securities and Exchange Commission. You have agreed that (i) you will immediately complete and sign the questionnaire and return it to High River, and (ii) your responses to the questions contained therein will be correct and complete in all respects. In addition, you have agreed that, concurrently with your execution of this letter, you will execute a letter or other instrument directed to MYLAN informing MYLAN that you consent to be a nominee of High River for election as a director of MYLAN and, if elected, to serve as a director of MYLAN.

         4. High River hereby agrees that, if you are part of the Slate as nominated, High River will defend, indemnify and hold you harmless from and against any and all losses, claims, damages, penalties, judgments, awards, liabilities, costs, expenses and disbursements (including, without limitation, reasonable attorneys' fees, costs, expenses and disbursements) incurred by you if you become a party, or are threatened to be made a party, to any civil, criminal, administrative or arbitrative action, suit or proceeding, and any appeal thereof (each, a "Claim"), to the extent relating solely to your role as a nominee (or intended nominee) for election as a director of MYLAN on the Slate. Your right of indemnification hereunder will continue after the election has taken place, but High River will indemnify you only with respect to events that occur during the period from the date hereof until the earlier of: (1) the date of the Annual Meeting or Special Meeting, as the case may be, or (2) such time when you cease to be an intended nominee on the Slate (in either case, the "Indemnification Coverage End"). Anything to the contrary herein notwithstanding, High River will not indemnify, defend or hold you harmless for
(a) any action taken by you or on your behalf that occurs prior to the date hereof or subsequent to the Indemnification Coverage End, or (b) any actions taken by you as a director of MYLAN, if you are elected. High River will have no obligation to indemnify, defend or hold you harmless if: (i) you are found to have violated any state or federal law in connection with the Proxy Contest unless you demonstrate that your action was taken in good faith and in a manner you reasonably believed to be in or not opposed to the best interests of electing the Slate; or (ii) you acted in a manner that constitutes gross negligence or willful misconduct. To be entitled to indemnification hereunder, you must promptly notify High River of any Claim made against you or known by you to be threatened. High River will be entitled to control the defense of any Claim with counsel chosen by High River. High River will not be responsible for any settlement of any Claim against you otherwise covered by this indemnity without the prior written consent of High River. High River may not enter into any settlement of any Claim without your prior written consent unless the settlement includes a release of you from any and all liability in respect of the Claim.

         5. Each of us recognizes that should you be elected to the Board of Directors of MYLAN all of your activities and decisions as a director will be governed by applicable law and subject to your fiduciary duty to the shareholders of MYLAN and, as a result there is, and can properly be, no agreement between you and High River that governs any decisions you make as a director of MYLAN.

         If this letter reflects your understanding of our agreement, please so indicate by signing in the space provided below and returning one signed copy to us, whereupon this letter will become a binding agreement between us.







                            [Signature page follows]

                         Very truly yours,

                         High River Limited Partnership
                         By: Hopper Investments LLC, its General Partner
                         By: Barberry Corp., its Sole Member


                          By:_______________________________
                             Name: Edward E. Mattner
                             Its Authorized Signatory


Agreed to and Accepted as of the date first above written:

------------------------
Name:





















                   [Signature Page to MYLAN Nominee Agreement]

{
                                                                        ANNEX B

         Certain information about each Nominee is set forth in the attachments to this Annex B.

                                                                        ANNEX B
                                                                   ATTACHMENT 1

INFORMATION ABOUT NOMINEE PURSUANT TO SECTION 2.03(C)(I) OF THE BYLAWS

(A)

Name:  Sumner Alan Baye

Age:  72

Business address:  P.O. Box 464 - 300 E. 71st Street, New York, NY

Residence address:  300 E. 71st Street, New York, NY 10021

(B) Principal occupation or employment: See (D)(iii) below.

(C) Class or series and number of capital shares of Mylan that are owned beneficially or of record by Nominee: None.

(D) Other information relating to Nominee:

(i) Neither Mr. Baye nor any of his associates have any arrangement or understanding with any person with respect to (A) any future employment by Mylan or its affiliates; or (B) any future transactions to which Mylan or any of its affiliates will or may be a party.

(ii) Mr. Baye is a party to a Nominee Agreement. Information with respect to High River is set forth in Annex D.

(iii) Mr. Baye has been President and Partner of International Hotel Network, a hospitality consulting firm headquartered in New York City, for more than 15 years. Mr. Baye has worked in the hospitality industry more than 35 years, including as a Vice President in the sales, marketing and conference division of Sheraton Hotels and as a Vice President of Travel and Related Services at American Express. He formed Sumner A. Baye, Inc., a hotel representative and consulting firm, which was acquired by the American Express Company. Mr. Baye formed Hotel Network, the predecessor to International Hotel Network.

         None of the entities referred to under this item (D)(iii) with which the Nominee has been involved during the past five years is a parent, subsidiary, or other affiliate of Mylan.

                                                                        ANNEX B
                                                                   ATTACHMENT 2

INFORMATION ABOUT NOMINEE PURSUANT TO SECTION 2.03(C)(I) OF THE BYLAWS

(A)

Name:  Joseph A. Corella

Age:  41

Business address:  Davos Chemical Corp., 600 E. Crescent Ave.,
                                         Upper Saddle River, NJ 07458.

Residence address:  1602 Hampden Blvd., Reading, PA 19604.

(B) Principal occupation or employment: See (D)(iii) below.

(C) Class or series and number of capital shares of Mylan that are owned beneficially or of record by Nominee: None.

(D) Other information relating to Nominee:

(i) Neither Mr. Corella nor any of his associates have any arrangement or understanding with any person with respect to (A) any future employment by Mylan or its affiliates; or (B) any future transactions to which Mylan or any of its affiliates will or may be a party.

(ii) Mr. Corella is a party to a Nominee Agreement. Information with respect to High River is set forth in Annex D.

(iii) Since 2000, Joseph A. Corella, Ph.D. has been Director of Technical Sales and Marketing with Davos Chemical Corporation, a privately held technical sales and marketing organization representing active pharmaceutical ingredient manufacturers and specializing in the development of new chemical entities from the discovery stage to commercial manufacturing. Dr. Corella's responsibilities include business development activities related to custom manufacturing of active pharmaceutical ingredients for large multinational and small, emerging pharmaceutical clients.

         Prior to his employment with Davos Chemical Corp., from 1991 to 2000, Dr. Corella was employed at Callery Chemical Co., a division of Mine Safety Appliances headquartered in Pittsburgh, PA, and a specialty chemical manufacturer serving the pharmaceutical industry. Dr. Corella was Director of Technology, responsible for identifying and implementing new technology, new products and business opportunities meeting strategic growth initiatives.

         None of the entities referred to under this item (D)(iii) with which the Nominee has been involved during the past five years is a parent, subsidiary, or other affiliate of Mylan.

         Dr. Corella received his B.S. in chemistry from Gannon University in 1986 and his Ph.D. in Chemistry in 1991 from the University of Pittsburgh.

         Dr. Corella has numerous patents and publications in these related fields.

(iv) Dr. Corella is the brother of Vincent J. Intrieri, who is a Nominee.

                                                                        ANNEX B
                                                                   ATTACHMENT 3

INFORMATION ABOUT NOMINEE PURSUANT TO SECTION 2.03(C)(I) OF THE BYLAWS

(A)

Name:  Alexander Denner

Age:  35

Business address:  Morgan Stanley Investment Management,
                   1221 Avenue of the Americas, New York, NY 10020

Residence address:  34 North Porchuck Road, Greenwich, CT 06831

(B) Principal occupation or employment: See (D)(iii) below.

(C) Class or series and number of capital shares of Mylan that are owned beneficially or of record by Nominee: None.

(D) Other information relating to Nominee:

(i) Neither Dr. Denner nor any of his associates have any arrangement or understanding with any person with respect to (A) any future employment by Mylan or its affiliates; or (B) any future transactions to which Mylan or any of its affiliates will or may be a party.

(ii) Dr. Denner is a party to a Nominee Agreement. Information with respect to High River is set forth in Annex D.

(iii) Dr. Denner was a portfolio manager at Morgan Stanley Investment Management from March 2001 to February 25, 2005. He joined Morgan Stanley and Co. in October 1996 and became an investment manager at Morgan Stanley Asset Management in 1998. He held a variety of positions during the time period from 1996 to 2005 including healthcare group head, healthcare sector leader and biotechnology research analyst. Dr. Denner gave a notice of resignation to Morgan Stanley Investment Management on February 25, 2005 and as of the date hereof was employed as an executive director of Morgan Stanley Investment Management. Dr. Denner and Icahn Associates Corp., an entity affiliated with Carl C. Icahn, are in the process of negotiating an employment agreement.

         None of the entities referred to under this item (D)(iii) with which the Nominee has been involved during the past five years is a parent, subsidiary, or other affiliate of Mylan.

         Dr. Denner conducted research in biomedical engineering at Yale University where he was awarded a Ph.D. degree, a master of science and a master of philosophy. He has a bachelor's degree from the Massachusetts Institute of Technology.

                                                                        ANNEX B
                                                                   ATTACHMENT 4

INFORMATION ABOUT NOMINEE PURSUANT TO SECTION 2.03(C)(I) OF THE BYLAWS

(A)

Name:  Harold First

Age:  68

Business address:  13-55 Wilkens Court, Fair Lawn, NJ 07410

Residence address:  13-55 Wilkens Court, Fair Lawn, NJ 07410

(B) Principal occupation or employment: See (D)(iii) below.

(C) Class or series and number of capital shares of Mylan that are owned beneficially or of record by Nominee: None.

(D) Other information relating to Nominee:

(i) Neither Mr. First nor any of his associates have any arrangement or understanding with any person with respect to (A) any future employment by Mylan or its affiliates; or (B) any future transactions to which Mylan or any of its affiliates will or may be a party.

(ii) Mr. First is a party to a Nominee Agreement. Information with respect to High River is set forth in Annex D.

(iii) Since 1993 Mr. First has been a self-employed independent financial consultant. He is a certified public accountant. Within the past five years, Mr. First served as a director and chairman of the Audit Committee of Philip Services Corporation, a leading integrated provider of industrial and metals services that at the time was a public company in which Carl C. Icahn held an interest through ownership of securities and debt, and as a director of Panaco Inc., an oil and gas drilling company that at the time was a public company in which Mr. Icahn held an interest through securities or debt.

         Mr. First serves as a director and chairman of the Audit Committee of GB Holdings Inc., an entity controlled by Mr. Icahn that owns all of the outstanding stock of Atlantic Coast Entertainment Holdings, Inc., which through its wholly-owned subsidiary owns and operates The Sands Hotel and Casino in Atlantic City, New Jersey. Mr. First is also a director and chairman of the Audit Committee of Atlantic Coast Entertainment Holdings, Inc.

         Mr. First is not an affiliate of Mylan, and none of the entities referred to under this item (D)(iii) with which he has been involved during the past five years is a parent, subsidiary, or other affiliate of Mylan.

         Mr. First holds a B.S. from Brooklyn College.

                                                                        ANNEX B
                                                                   ATTACHMENT 5

INFORMATION ABOUT NOMINEE PURSUANT TO SECTION 2.03(C)(I) OF THE BYLAWS

(A)

Name:  Carl C. Icahn

Age:  69

Business address:  767 Fifth Avenue, New York, NY 10153

Residence address: 15 West 53rd Street, Penthouse B&C, New York, NY 10019

(B) Principal occupation or employment: See (D)(x) below.

(C) Class or series and number of capital shares of Mylan that are owned beneficially or of record by Nominee: See (D)(iii) below.

(D) Other information relating to Nominee:

(i) Mr. Icahn has an interest in the election of directors at the 2005 annual meeting of shareholders of Mylan (the "Annual Meeting") indirectly through (1) his beneficial ownership of the Shares and (2) his relationship with High River, which has entered a Nominee Agreement with each Nominee pursuant to which High River will pay the costs relating to the nominations and will indemnify, defend and hold harmless the Nominees against certain losses.

(ii) From time to time, Mr. Icahn and his affiliates establish short positions in securities that they believe will fall in price. On the day Mylan announced a proposed transaction with King Pharmaceuticals, Inc. ("King"), the price of King common stock increased by roughly 24% over the closing price on the prior day. As of February 25, 2005, Mr. Icahn and his affiliates have a short position in 5,339,000 shares of King common stock. Mr. Icahn and his affiliates began establishing such short position in King common stock on July 26, 2004. The last sale of King's stock short was made by them on January 21, 2005. Mr. Icahn and his affiliates may continue to increase, or may decrease, their short position in King stock. The short position currently represents less than 15% of the value of the Shares, and is therefore a small position, as compared to Mr. Icahn's beneficial holdings of Mylan common stock. If the proposed Mylan/King transaction is not consummated, Mr. Icahn and his affiliates will not only benefit from the fact that Mylan will not be proceeding with a transaction that Mr. Icahn considers to be very risky and detrimental to Mylan, but they may also benefit because of their short position in King, and therefore Mr. Icahn and his affiliates are in a position to benefit if the proposed Mylan/King transaction is not consummated in a way that is different from other Mylan shareholders.


(iii)
---------------------------- -------------------------- -------------------------- --------------------------
      TITLE OF CLASS         NAME OF BENEFICIAL OWNER     AMOUNT AND NATURE OF         PERCENT OF CLASS
                                                          BENEFICIAL OWNERSHIP
---------------------------- -------------------------- -------------------------- --------------------------
---------------------------- -------------------------- -------------------------- --------------------------
Common Stock, par value      Carl C. Icahn              26,291,400 shares*         9.76%**
$0.50 per share
---------------------------- -------------------------- -------------------------- --------------------------


*Mr. Icahn has shared voting power and shared investment power over the Shares with Hopper Investments LLC ("Hopper") and Barberry Corp. ("Barberry" and collectively with High River and Hopper, the "Icahn Entities"). High River has sole voting power and sole investment power over the Shares.

**Based upon 269,241,972 shares stated to be outstanding at February 3, 2005 in the Company's Form 10-Q filed with the SEC on February 9, 2005.

         Barberry is the sole member of Hopper. Hopper is the general partner of High River. Barberry is wholly-owned by Mr. Icahn. Mr. Icahn is also the sole director and executive officer of Barberry, holding positions of the Chairman of the Board, President and Secretary. As a result of Mr. Icahn's direct or indirect ownership of and position(s), as applicable, with the Icahn Entities, Mr. Icahn is in a position directly and indirectly to determine the investment and voting decisions made by the Icahn Entities.

         Each of Barberry, Hopper and Mr. Icahn, by virtue of their relationships to High River, may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) the Shares that High River beneficially owns. Each of Mr. Icahn, Hopper and Barberry disclaims beneficial ownership of the Shares for all other purposes. Mr. Icahn, by virtue of his relationship to his wife, Gail Golden ("Ms. Golden"), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Exchange Act) 10,000 shares of Common Stock that Ms. Golden beneficially owns. Mr. Icahn disclaims beneficial ownership of such shares.

(iv) The following table indicates the date of each purchase or sale of securities of Mylan by Mr. Icahn, directly or indirectly, within the past two years, and the number of shares in each such purchase or sale.

--------------------------------------------------------
Date of Purchase          Number of Shares Purchased
--------------------------------------------------------
--------------------------------------------------------

--------------------------------------------------------
--------------------------------------------------------
7/26/04                       1,000,000
-----------------------------------------------------
-----------------------------------------------------
7/27/04                       1,700,000
-----------------------------------------------------
-----------------------------------------------------
7/28/04                         650,000
-----------------------------------------------------
-----------------------------------------------------
8/19/04                       4,635,000
-----------------------------------------------------
-----------------------------------------------------
8/19/04                          22,000
-----------------------------------------------------
-----------------------------------------------------
8/20/04                       2,100,000
-----------------------------------------------------
-----------------------------------------------------
8/23/04                         930,000
-----------------------------------------------------
-----------------------------------------------------
8/24/04                         994,500
-----------------------------------------------------
-----------------------------------------------------
8/25/04                         700,000
-----------------------------------------------------
-----------------------------------------------------
8/26/04                         600,000
-----------------------------------------------------
-----------------------------------------------------
8/27/04                         692,600
-----------------------------------------------------
-----------------------------------------------------
8/30/04                       1,178,000
-----------------------------------------------------
-----------------------------------------------------
8/31/04                         600,000
-----------------------------------------------------
-----------------------------------------------------
9/1/04                          480,000
-----------------------------------------------------
-----------------------------------------------------
9/2/04                          259,000
-----------------------------------------------------
-----------------------------------------------------
9/3/04                          211,100
-----------------------------------------------------
-----------------------------------------------------
9/7/04                        1,560,000
-----------------------------------------------------
-----------------------------------------------------
9/13/04                       1,000,000
-----------------------------------------------------
-----------------------------------------------------
9/14/04                       1,030,000
-----------------------------------------------------
-----------------------------------------------------
9/15/04                         589,600
-----------------------------------------------------
-----------------------------------------------------
9/16/04                       1,750,000
-----------------------------------------------------
-----------------------------------------------------
9/14/04                       1,225,000
-----------------------------------------------------
-----------------------------------------------------
9/20/04                          68,400
-----------------------------------------------------
-----------------------------------------------------
9/21/04                         570,100
-----------------------------------------------------
-----------------------------------------------------
9/22/04                         850,000
-----------------------------------------------------
-----------------------------------------------------
9/23/04                         896,100
-----------------------------------------------------

(v) Part of the purchase price of the Shares was obtained through margin borrowing. The Shares are maintained in a margin account that includes positions in securities in addition to the Shares. The indebtedness of the margin account as of February 24, 2005 was approximately $130,388,000.

(vi) Other than as disclosed in this Notice, Mr. Icahn is not, and was not within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of Mylan, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

(vii) Neither Mr. Icahn nor any of his associates have any arrangement or understanding with any person with respect to (A) any future employment by Mylan or its affiliates; or (B) any future transactions to which Mylan or any of its affiliates will or may be a party.

(viii) Mr. Icahn is a party to a Nominee Agreement. Information with respect to High River is set forth in Annex D.

(ix) High River has brought the following lawsuits against Mylan and other defendants:

         (1) High River Limited Partnership v. Mylan Laboratories Inc., Robert Coury, Perry Corp., Richard C. Perry and Does 1-100, pending in the United States District Court for the Southern District of New York. This action was filed in the United States District Court for the Middle District of Pennsylvania on December 10, 2004. The complaint alleges that the defendants were complicit in a scheme of unlawful vote-buying in an attempt to cause Mylan to acquire King at an inflated price. The complaint seeks an order enjoining the defendants' manipulation of the Mylan shareholder vote with respect to the proposed King acquisition and providing judicial supervision of Mylan's conduct of the shareholder vote to ensure a fair voting process and other relief.

         (2) High River Limited Partnership v. Mylan Laboratories Inc., et al., filed in the United States District Court for the Middle District of Pennsylvania on February 22, 2005. The complaint alleges that Mylan violated the Pennsylvania Business Corporation Law by adopting an amendment to the Company's bylaws imposing an unfair and unreasonable process for shareholder nomination of persons for election as director. The complaint seeks an order enjoining the implementation or enforcement of the challenged amendment and providing other relief.

(x) Mr. Icahn has served as Chairman of the Board and a director of Starfire Holding Corporation ("Starfire") (formerly Icahn Holding Corporation), a privately-held holding company, and Chairman of the Board and a director of various subsidiaries of Starfire, since 1984. Mr. Icahn is and has been since 1994 a majority shareholder, the Chairman of the Board and a Director of American Railcar Industries, Inc. ("ARI"), a Missouri corporation. ARI is primarily engaged in the business of manufacturing, managing, leasing and selling of railroad freight and tank cars. Mr. Icahn has also been Chairman of the Board and President of Icahn & Co., Inc., a registered broker-dealer and a member of the National Association of Securities Dealers, since 1968. Since November 1990, Mr. Icahn has been Chairman of the Board of American Property Investors, Inc., the general partner of American Real Estate Partners, L.P., a public limited partnership that invests in real estate and holds various other interests, including the interests in its subsidiaries that are engaged, among other things, in the oil and gas business and casino entertainment business. Mr. Icahn has been a director of Cadus Pharmaceutical Corporation, a firm that holds various biotechnology patents, since 1993. From August 1998 to August 2002, Mr. Icahn served as Chairman of the Board of Maupintour Holding LLC (f/k/a/ Lowestfare.com, LLC), an internet travel reservations company. From October 1998 through May, 2004, Mr. Icahn was the President and a director of Stratosphere Corporation, which operates the Stratosphere Hotel and Casino. Since September 29, 2000, Mr. Icahn has served as the Chairman of the Board of GB Holdings, Inc., which owns all of the outstanding stock of Atlantic Coast Entertainment Holdings, Inc., which through its wholly-owned subsidiary owns and operates The Sands Hotel and Casino in Atlantic City, New Jersey. Mr. Icahn also serves in the same capacity with Atlantic Coast Entertainment Holdings, Inc. In January 2003, Mr. Icahn became Chairman of the Board and a director of XO Communications, Inc., a telecommunications company.

         None of the entities referred to under this item (D)(x) with which the Nominee has been involved during the past five years is a parent, subsidiary, or other affiliate of Mylan.

         Mr. Icahn received his B.A. from Princeton University in 1957.

(xi) On January 5, 2001, Reliance Group Holdings, Inc. ("Reliance") commenced an action in the United States District Court for the Southern District of New York against Mr. Icahn, Icahn Associates Corp. and High River alleging that High River's tender offer for Reliance 9% senior notes violated Section 14(e) of the Exchange Act. Reliance sought a temporary restraining order and preliminary and permanent injunctive relief to prevent defendants from purchasing the notes. The Court initially imposed a temporary restraining order. Defendants then supplemented the tender offer disclosures. The Court conducted a hearing on the disclosures and other matters raised by Reliance. It then denied plaintiff's motion for a preliminary injunction and ordered dissolution of its temporary restraining order following dissemination of the supplement.

         Reliance took an immediate appeal to the United States Court of Appeals for the Second Circuit and sought a stay to restrain defendants from purchasing notes during the pendency of the appeal. On January 30, 2001, the Court of Appeals denied plaintiff's stay application. On January 30, Reliance also sought a further temporary restraining order from the District Court. The Court considered the matter and reimposed its original restraint until noon the next day, at which time the restraint was dissolved. The appeal was argued on March 9 and denied on March 22, 2001.

                                                                        ANNEX B
                                                                   ATTACHMENT 6

INFORMATION ABOUT NOMINEE PURSUANT TO SECTION 2.03(C)(I) OF THE BYLAWS

(A)

Name:  Vincent J. Intrieri

Age:  48

Business address:  767 Fifth Avenue, New York, NY 10153

Residence address:  1675 York Avenue, New York, NY 10021

(B) Principal occupation or employment: See (D)(iii) below.

(C) Class or series and number of capital shares of Mylan that are owned beneficially or of record by Nominee: None.

(D) Other information relating to Nominee:

(i) Neither Mr. Intrieri nor any of his associates have any arrangement or understanding with any person with respect to (A) any future employment by Mylan or its affiliates; or (B) any future transactions to which Mylan or any of its affiliates will or may be a party.

(ii) Mr. Intrieri is a party to a Nominee Agreement. Information with respect to High River is set forth in Annex D.

(iii) Mr. Intrieri is a Senior Managing Director of Icahn Partners LP and Icahn Partners Master Fund LP, private investment funds controlled by Carl C. Icahn. Since January 1, 2005 Mr. Intrieri has been Senior Managing Director of Icahn Associates Corp., whose principal business is to hold a lease to premises at 767 Fifth Avenue, New York, New York, and High River, which is primarily engaged in the business of holding and investing in securities. From March 2003 to December 2004 Mr. Intrieri served as a Managing Director and from 1998 to March 2003, he served as a portfolio manager of Icahn Associates Corp. and High River. Each of Icahn Associates Corp. and High River are under the control of Mr. Icahn. From 1995 to 1998, Mr. Intrieri served as portfolio manager for distressed investments with Elliott Associates L.P., a New York investment fund. Prior to 1995, Mr. Intrieri was a partner at the Arthur Anderson accounting firm. Mr. Intrieri is a certified public accountant. Mr. Intrieri is a director of TransTexas Gas Corporation and Panaco Inc., each of which is an oil and gas exploration company controlled by Carl C. Icahn.

         Mr. Intrieri is Chairman of the Board of Directors and a director of Viskase Companies, Inc., a publicly owned producer of cellulosic and plastic casings used in preparing and packaging processed meat products, in which Carl
C. Icahn has an interest through the ownership of securities. In addition, Mr. Intrieri serves on the board of directors of XO Communications, Inc., a publicly owned telecommunications company controlled by Carl C. Icahn.

         None of the entities referred to under this item (D)(iii) with which the Nominee has been involved during the past five years is a parent, subsidiary, or other affiliate of Mylan.

         Mr.   Intrieri   received  a  B.S.  in  Accounting  in  1984  from  The
Pennsylvania State University.

(iv) Mr. Intrieri is the brother of Joseph A. Corella, who is a Nominee.

                                                                        ANNEX B
                                                                   ATTACHMENT 7

INFORMATION ABOUT NOMINEE PURSUANT TO SECTION 2.03(C)(I) OF THE BYLAWS

(A)

Name:  Peter S. Liebert, M.D.

Age:  68

Business address:  222 Westchester Avenue, Suite 403, White Plains, NY 10604

Residence address: 67 Pleasant Ridge Road, Harrison, NY 10528

(B) Principal occupation or employment: See (D)(iii) below.

(C) Class or series and number of capital shares of Mylan that are owned beneficially or of record by Nominee: None.

(D) Other information relating to Nominee:

(i) Neither Dr. Liebert nor any of his associates have any arrangement or understanding with any person with respect to (A) any future employment by Mylan or its affiliates; or (B) any future transactions to which Mylan or any of its affiliates will or may be a party.

(ii) Dr. Liebert is a party to a Nominee Agreement. Information with respect to High River is set forth in Annex D.

(iii) Dr. Liebert has been a pediatric surgeon in private practice since 1968 and is Chief, Pediatric Surgery of White Plains Hospital Center. Since 1981 Dr. Liebert has been Clinical Associate Professor of Surgery at the College of Physicians & Surgeons of Columbia University.

         Dr.  Liebert is Chairman  of the Board of Rx  Vitamins,  Inc.  and is a
director  of  Cadus  Corporation,   a  publicly  held,  drug  discovery  company
controlled by Carl C. Icahn.

         Dr. Liebert is not an affiliate of Mylan, and none of the entities referred to under this item (D)(iii) with which he has been involved during the past five years is a parent, subsidiary, or other affiliate of Mylan.

         Dr. Liebert holds an M.D. from Harvard Medical School and an A.B. from Princeton University.

                                                                        ANNEX B
                                                                   ATTACHMENT 8

INFORMATION ABOUT NOMINEE PURSUANT TO SECTION 2.03(C)(I) OF THE BYLAWS

(A)

Name:  Keith Meister

Age:  31

Business address:  767 Fifth Avenue, New York, NY 10153

Residence address  525 West 22nd Street, New York, NY

(B) Principal occupation or employment: See (D)(iii) below.

(C) Class or series and number of capital shares of Mylan that are owned beneficially or of record by Nominee: None.

(D) Other information relating to Nominee:

(i) Neither Mr. Meister nor any of his associates have any arrangement or understanding with any person with respect to (A) any future employment by Mylan or its affiliates; or (B) any future transactions to which Mylan or any of its affiliates will or may be a party.

(ii) Mr. Meister is a party to a Nominee Agreement. Information with respect to High River is set forth in Annex D.

(iii) Since June 2002 Mr. Meister has been a senior investment analyst of High River, a company owned and controlled by Carl C. Icahn that is primarily engaged in the business of holding and investing in securities. Mr. Meister is also a Senior Investment Analyst of Icahn Partners LP and Icahn Partners Master Fund LP. He is also a director of Icahn Fund Ltd., which is the feeder fund of Icahn Partners Master Fund LP. Icahn Partners LP and Icahn Partners Master Fund LP are private investment funds controlled by Mr. Icahn. Since August 2003, Mr. Meister has served as the President and Chief Executive Officer of American Property Investors, Inc., which is the general partner of American Real Estate Partners, L.P., a public limited partnership controlled by Mr. Icahn that invests in real estate and holds various other interests, including the interests in its subsidiaries that are engaged, among other things, in the oil and gas business and casino entertainment business. From March 2000 through the end of 2001, Mr. Meister co-founded and served as co-president of J Net Ventures, a venture capital fund focused on investments in information technology and enterprise software businesses. From 1997 through 1999, Mr. Meister served as an investment professional at Northstar Capital Partners, an opportunistic real estate investment partnership. Prior to his work at Northstar, Mr. Meister served as an investment analyst in the investment banking group at Lazard Freres. Mr. Meister is a director of TransTexas Gas Corporation, an oil and gas exploration company controlled by Carl C. Icahn.

         Mr. Meister serves on the Board of Directors of XO Communications, Inc., a publicly held telecommunications company controlled by Mr. Icahn. Mr. Meister also is a director of American Entertainment Properties Corp. and American Casino & Entertainment Properties Finance Corp., which are gaming companies, and Scientia Corporation, a private health care venture company, all of which are companies controlled by American Real Estate Partners, L.P., which is controlled by Mr. Icahn.

         None of the entities referred to under this item (D)(iii) with which the Nominee has been involved during the past five years is a parent, subsidiary, or other affiliate of Mylan.

         Mr. Meister received his A.B. in Government cum laude from Harvard College in 1995.

                                                                        ANNEX B
                                                                   ATTACHMENT 9

INFORMATION ABOUT NOMINEE PURSUANT TO SECTION 2.03(C)(I) OF THE BYLAWS

(A)

Name:  James Larry Nelson

Age:  55

Business address:  79 Panorama Crest Avenue, Las Vegas, NV 89135

Residence address:  79 Panorama Crest Avenue, Las Vegas, NV 89135

(B) Principal occupation or employment: See (D)(iii) below.

(C) Class or series and number of capital shares of Mylan that are owned beneficially or of record by Nominee: None.

(D) Other information relating to Nominee:

(i) Neither Mr. Nelson nor any of his associates have any arrangement or understanding with any person with respect to (A) any future employment by Mylan or its affiliates; or (B) any future transactions to which Mylan or any of its affiliates will or may be a party.

(ii) Mr. Nelson is a party to a Nominee Agreement. Information with respect to High River is set forth in Annex D.

(iii) From 1986 until the present Mr. Nelson has been the Chairman and Chief Executive Officer of Eaglescliff Corporation, a specialty advisory investment consulting and wealth management company. From March 1999 through 2003, Mr. Nelson was Chairman and Chief Executive Officer of Orbit Aviation, Inc., a company engaged in the acquisition and completion of Boeing Business Jets for private and corporate clients. From August 1994 until July 1999 he was Chief Executive Officer and Co-Chairman of Orbitex Management and Chairman of the Orbitex Group of Funds, a financial services company. From August 1994 through December 1995 Mr. Nelson and Eaglescliff Corporation were affiliated with Rosecliff Inc., a leveraged buyout firm. From January 1992 until August 1994 Mr. Nelson was President of AVIC, Inc. a company involved in financing and building telecom systems in China and creating network connectivity devices.

         Mr. Nelson serves on the board of directors and audit committees of the following companies: American Real Estate Partners, L.P. , a public limited partnership controlled by Mr. Icahn that invests in real estate and holds various other interests, including the interests in its subsidiaries that are engaged, among other things, in the oil and gas business and casino entertainment business; and American Casino & Entertainment Properties LLC., which is controlled by American Real Estate Partners, L.P.; and Viskase Companies, Inc. a publicly held producer of cellulosic and plastic casings used in preparing and packaging processed meat products in which Carl C. Icahn has an interest through ownership of securities.

         None of the entities referred to under this item (D)(iii) with which the Nominee has been involved during the past five years is a parent, subsidiary, or other affiliate of Mylan.

         Mr. Nelson is licensed by the Nevada and New Jersey Gaming Commissions.

                                                                        ANNEX B
                                                                  ATTACHMENT 10

INFORMATION ABOUT NOMINEE PURSUANT TO SECTION 2.03(C)(I) OF THE BYLAWS

(A)

Name:  Auguste E. Rimpel, Jr.

Age:  65

Business address:  30 Border Road, Concord MA 01742

Residence address:  30 Border Road, Concord MA 01742

(B) Principal occupation or employment: See (D)(iii) below.

(C) Class or series and number of capital shares of Mylan that are owned beneficially or of record by Nominee: None.

(D) Other information relating to Nominee:

(i) Neither Dr. Rimpel nor any of his associates have any arrangement or understanding with any person with respect to (A) any future employment by Mylan or its affiliates; or (B) any future transactions to which Mylan or any of its affiliates will or may be a party.

(ii) Dr. Rimpel is a party to a Nominee Agreement. Information with respect to High River is set forth in Annex D.

(iii) Dr. Rimpel has been a retired partner of PricewaterhouseCoopers LLP ("PwC") since 2000. He was with PwC and its predecessor firm, Price Waterhouse, since 1983, most recently as Managing Partner of International Consulting services for the Washington Consulting Practice of the firm. Prior to his tenure at PwC, Dr. Rimpel served as a Partner with Booz Allen & Hamilton, Inc., a management consulting firm and as a Vice President of Arthur D. Little International, Inc., a management consulting firm.

         Dr. Rimpel currently serves as Chairman of the Board of Trustees of the University of the Virgin Islands. Since April 25, 2001, he has served as a member of the Audit Committee and Board of Directors of GB Holdings, Inc., an entity controlled by Carl C. Icahn that owns all of the outstanding stock of Atlantic Coast Entertainment Holdings, Inc., which through its wholly-owned subsidiary owns and operates The Sands Hotel and Casino in Atlantic City, New Jersey. Dr. Rimpel also serves as a member of the Board of Directors and the Audit Committee of Atlantic Coast Entertainment Holdings, Inc.

         None of the entities referred to under this item (D)(iii) with which the Nominee has been involved during the past five years is a parent, subsidiary, or other affiliate of Mylan.

         Dr. Rimpel received a Ph.D. in chemical engineering from Carnegie Institute of Technology and was an International Fellow at Columbia University Graduate School of Business.

                                                                        ANNEX B
                                                                  ATTACHMENT 11

INFORMATION ABOUT NOMINEE PURSUANT TO SECTION 2.03(C)(I) OF THE BYLAWS

(A)

Name:  Charles Woler

Age:  55

Business address:  130, Rue de la Mer Rouge - La Fabrique, BP 42002
                         - 68058 Mulhouse Cedex 2, France

Residence address:  176, Boulevard Bineau, 92 200 Neuilly/Seine, France

(B) Principal occupation or employment: See (D)(iii) below.

(C) Class or series and number of capital shares of Mylan that are owned beneficially or of record by Nominee: None.

(D) Other information relating to Nominee:

(i) Neither Mr. Woler nor any of his associates have any arrangement or understanding with any person with respect to (A) any future employment by Mylan or its affiliates; or (B) any future transactions to which Mylan or any of its affiliates will or may be a party.

(ii) Mr. Woler is a party to a Nominee Agreement. Information with respect to High River is set forth in Annex D.

(iii) Since September 2000, Mr. Woler has been employed by NEURO3D, France, a central nervous system drug discovery and development start-up company. From 1998 to 2000, Mr. Woler was President and CEO and a director of Cadus Pharmaceutical Corporation, a drug discovery company specializing in G-PCR (receptors) with a leading edge yeast technology platform, in which Carl C. Icahn at the time had an interest through ownership of securities. From 1995 to 1998, Mr. Woler was General Manager (in charge of Research and Development and Business Development) of Bouchara Group, France, a medium-sized privately owned French pharmaceutical company competing in the ear, nose and throat/bronchopulmonary and dermatological markets. From 1992 to 1993 Mr. Woler was Chairman of Europe Pharmaceuticals and a member of the Pharmaceutical Executive Committee of Smithkline Beecham - UK US. From 1985 to 1991 Mr. Woler was General Manager France (for pharmaceuticals, diagnostics and fine chemical) of Roche France, Paris, an affiliate of F. Hoffmann-LaRoche Ltd. of Basel, Switzerland.

         Mr. Woler has been a Non Executive Director of HemoSystem - France since January 2004 and served as a Non Executive Director of Urogene - France from January 2003 to October 2004. He has been a Member of the General Partner of BioDevelopment Venture (US) since August 2003.

         None of the entities referred to under this item (D)(iii) with which the Nominee has been involved during the past five years is a parent, subsidiary, or other affiliate of Mylan.

                                                                        ANNEX C


         The written consent of each Nominee to being named as a nominee for election as a director of Mylan and to serve as a director if elected is attached to this Annex C.

                                                                        ANNEX D

         Certain Information relating to High River is set forth below.

(i) High River's business address is 100 South Bedford Road, Mount Kisco, New York 10549. High River is primarily engaged in the business of holding and investing in securities.

(ii) High River has an interest in the election of directors at the Annual Meeting through (1) its beneficial ownership of the Shares and (2) the Nominee Agreements entered with each Nominee pursuant to which High River will pay the costs relating to the nominations and will indemnify, defend and hold harmless the Nominees against certain losses.

(iii) From time to time, High River and its affiliates establish short positions in securities that they believe will fall in price. On the day Mylan announced a proposed transaction with King Pharmaceuticals, Inc., the price of King common stock increased by roughly 24% over the closing price on the prior day. As of February 25, 2005, High River and its affiliates have a short position in 5,339,000 shares of King common stock. High River and its affiliates began establishing such short position in King common stock on July 26, 2004. The last sale of King's stock short was made by them on January 21, 2005. High River and its affiliates may continue to increase, or may decrease, their short position in King stock. The short position currently represents less than 15% of the value of the Shares, and is therefore a small position, as compared to High River's beneficial holdings of Mylan common stock. If the proposed Mylan/King transaction is not consummated, High River and its affiliates will not only benefit from the fact that Mylan will not be proceeding with a transaction that High River considers to be very risky and detrimental to Mylan, but they may also benefit because of their short position in King, and therefore High River and its affiliates are in a position to benefit if the proposed Mylan/King transaction is not consummated in a way that is different from other Mylan shareholders.

(iv) The following table indicates the date of each purchase or sale of securities of Mylan by High River within the past two years, and the number of shares in each such purchase or sale.

------------------------------------------------------
Date of Purchase          Number of Shares Purchased
------------------------------------------------------
------------------------------------------------------

------------------------------------------------------
------------------------------------------------------
7/26/04                    1,000,000
-------------------------- -------------------------
-------------------------- -------------------------
7/27/04                    1,700,000
-------------------------- -------------------------
-------------------------- -------------------------
7/28/04                      650,000
-------------------------- -------------------------
-------------------------- -------------------------
8/19/04                    4,635,000
-------------------------- -------------------------
-------------------------- -------------------------
8/19/04                       22,000
-------------------------- -------------------------
-------------------------- -------------------------
8/20/04                    2,100,000
-------------------------- -------------------------
-------------------------- -------------------------
8/23/04                      930,000
-------------------------- -------------------------
-------------------------- -------------------------
8/24/04                      994,500
-------------------------- -------------------------
-------------------------- -------------------------
8/25/04                      700,000
-------------------------- -------------------------
-------------------------- -------------------------
8/26/04                      600,000
-------------------------- -------------------------
-------------------------- -------------------------
8/27/04                      692,600
-------------------------- -------------------------
-------------------------- -------------------------
8/30/04                    1,178,000
-------------------------- -------------------------
-------------------------- -------------------------
8/31/04                      600,000
-------------------------- -------------------------
-------------------------- -------------------------
9/1/04                       480,000
-------------------------- -------------------------
-------------------------- -------------------------
9/2/04                       259,000
-------------------------- -------------------------
-------------------------- -------------------------
9/3/04                       211,100
-------------------------- -------------------------
-------------------------- -------------------------
9/7/04                     1,560,000
-------------------------- -------------------------
-------------------------- -------------------------
9/13/04                    1,000,000
-------------------------- -------------------------
-------------------------- -------------------------
9/14/04                    1,030,000
-------------------------- -------------------------
-------------------------- -------------------------
9/15/04                      589,600
-------------------------- -------------------------
-------------------------- -------------------------
9/16/04                    1,750,000
-------------------------- -------------------------
-------------------------- -------------------------
9/14/04                    1,225,000
-------------------------- -------------------------
-------------------------- -------------------------
9/20/04                       68,400
-------------------------- -------------------------
-------------------------- -------------------------
9/21/04                      570,100
-------------------------- -------------------------
-------------------------- -------------------------
9/22/04                      850,000
-------------------------- -------------------------
-------------------------- -------------------------
9/23/04                      896,100
-------------------------- -------------------------

(v) Part of the purchase price of the Shares was obtained through margin borrowing. The Shares are maintained in a margin account that includes positions in securities in addition to the Shares. The indebtedness of the margin account as of February 24, 2005 was approximately $130,388,000.

(vi) Other than as disclosed in this Notice, High River is not, and was not within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of Mylan, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.



(vii)
---------------------------- -------------------------- -------------------------- --------------------------
Title of Class               Name of beneficial owner   Amount and nature of       Percent of class
                                                        beneficial ownership
---------------------------- -------------------------- -------------------------- --------------------------
---------------------------- -------------------------- -------------------------- --------------------------
Common Stock, par value      High River Limited         26,291,400 shares*         9.76%**
$0.50 per share              Partnership
---------------------------- -------------------------- -------------------------- --------------------------


*High River has sole voting power and sole investment power over the Shares. Each of Carl C. Icahn ("Mr. ---- Icahn"), Hopper Investments LLC ("Hopper") and Barberry Corp. ("Barberry") has shared voting power and investment ------ -------- power over the Shares. Barberry is the sole member of Hopper. Hopper is the general partner of High River. Barberry is wholly-owned by Mr. Icahn. Mr. Icahn is also the sole director and executive officer of Barberry, holding positions of the Chairman of the Board, President and Secretary. As a result of Mr. Icahn's direct or indirect ownership of and position(s), as applicable, with High River, Hopper and Barberry (collectively, the "Icahn Entities"), Mr. Icahn is in a position directly and indirectly to determine the investment and voting decisions made by the Icahn Entities. **Based upon 269,241,972 shares stated to be outstanding at February 3, 2005 in the Corporation's Form 10-Q filed with the SEC on February 9, 2005.*High River has sole voting power and sole investment power over the Shares. Each of Carl C. Icahn ("Mr. ---- Icahn"), Hopper Investments LLC ("Hopper") and Barberry Corp. ("Barberry") has shared voting power and investment ------ -------- power over the Shares. Barberry is the sole member of Hopper. Hopper is the general partner of High River. Barberry is wholly-owned by Mr. Icahn. Mr. Icahn is also the sole director and executive officer of Barberry, holding positions of the Chairman of the Board, President and Secretary. As a result of Mr. Icahn's direct or indirect ownership of and position(s), as applicable, with High River, Hopper and Barberry (collectively, the "Icahn Entities"), Mr. Icahn is in a position directly and indirectly to determine the investment and voting --------------- decisions made by the Icahn Entities.10-Q filed with the SEC on February 9, 2005.*High River has sole voting power and sole investment power over the Shares. Each of Carl C. Icahn ("Mr. ---- Icahn"), Hopper Investments LLC ("Hopper") and Barberry Corp. ("Barberry") has shared voting power and investment ------ -------- power over the Shares. Barberry is the sole member of Hopper. Hopper is the general partner of High River. Barberry is wholly-owned by Mr. Icahn. Mr. Icahn is also the sole director and executive officer of Barberry, holding positions of the Chairman of the Board, President and Secretary. As a result of Mr. Icahn's direct or indirect ownership of and position(s), as applicable, with High River, Hopper and Barberry (collectively, the "Icahn Entities"), Mr. Icahn is in a position directly and indirectly to determine the investment and voting --------------- decisions made by the Icahn Entities. **Based upon 269,241,972 shares stated to be outstanding at February 3, 2005 in the Corporation's Form 10-Q filed with the SEC on February 9, 2005. Each of Barberry, Hopper and Mr. Icahn, by virtue of their relationships to High River, may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Exchange Act) the Shares that High River beneficially owns. Each of Mr. Icahn, Hopper and Barberry disclaims beneficial ownership of the Shares for all other purposes.

(viii) Neither High River nor any of its associates have any arrangement or understanding with any person with respect to (A) any future employment by Mylan or its affiliates; or (B) any future transactions to which Mylan or any of its affiliates will or may be a party.

                                                                      EXHIBIT 2



                               CONSENT OF NOMINEE

                  The undersigned hereby consents to being named as a nominee for election as a director of Mylan Laboratories, Inc. (the "Company"), in the proxy statement to be filed with the Securities and Exchange Commission and distributed to shareholders of the Company by High River Limited Partnership ("High River") and in other materials in connection with the solicitation of proxies by High River from shareholders of the Company to be voted at the 2005 annual meeting of shareholders of the Company and any adjournment thereof, and further consents to serve as a director of the Company, if elected.

Dated: __________________, 2005


                                                         ----------------------
                                                            [Name of Nominee]

                                                                      Exhibit 3


                              FOR IMMEDIATE RELEASE
             ICAHN REACTS TO TERMINATION OF MYLAN/KING TRANSACTION,
                        NOTIFIES MYLAN OF DIRECTOR SLATE

New York, New York, February 28, 2005
Contact:  Susan Gordon (212) 702-4309

Carl C. Icahn today responded to the announcement by Mylan Laboratories, Inc. and King Pharmaceuticals that they have terminated their agreement for the proposed Mylan/King transaction. Mr. Icahn stated that the announcement was a victory for all Mylan shareholders and a victory for shareholder activisim in general. "Shareholders must speak out when management is pursuing a course of action that they object to" Mr. Icahn noted. "In this case, we believed that the King transaction would have been a serious and possibly fatal mistake for Mylan."


Mr. Icahn went on to observe that "as the shareholder with the largest ownership interest in Mylan, I have lost faith in the current Mylan Board, as I believe many other large shareholders have." Mr. Icahn believes that the course top Mylan management is pursuing may continue to deteriorate values at Mylan and that, therefore, shareholders should have the right to determine if they want to have the company sold now.

Mr. Icahn restated his announcement that he is putting up a slate of directors to stand against the Mylan Board at the upcoming annual shareholder meeting. However, Mr. Icahn hopes that a proxy fight will not be necessary and that the Mylan Board will allow shareholders to decide if they want the company sold. In this regard, Mr. Icahn's affiliate, High River Limited Partnership, continues to stand by its prior proposal to acquire Mylan for $20 per share without a "break-up fee", which it believes would set up a bidding process for Mylan. Information regarding Mr. Icahn's nominees will be set forth in a 13D filing with the SEC.


SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO SOLICITATION OF PROXIES BY MR. ICAHN AND HIS AFFILIATES FROM THE STOCKHOLDERS OF MYLAN LABORATORIES INC. FOR USE AT ITS ANNUAL MEETING (A) WHEN AND IF THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION, AND (B) WHEN AND IF COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WHICH WILL BE MAILED TO STOCKHOLDERS OF MYLAN LABORATORIES INC. AND WILL BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV.